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                                                                    Exhibit 99.1


           BOARD POLICY ON SEVERANCE AGREEMENTS WITH SENIOR EXECUTIVES

The Board of Directors has adopted the following policy with reference to severance agreements with "Senior Executives":

1. The term "Senior Executives" is to be defined in accordance with the existing Section 16 designation of "officers," as determined from time to time by the Board of Directors.

2. In the event of termination of a senior executive without cause, the executive would be entitled to receive:

         - At the discretion of the Management Development & Compensation Committee, a lump sum cash payment not to exceed two (2) times the individual's current base salary plus target bonus;

         - Immediate vesting of any restricted stock previously granted under the terms of the Performance Share Plan, based on a pro rata calculation as of the termination date on the assumption that the pre-established targets were attained in each of the award periods;

         - Vesting of previously granted stock options, as appropriate for the grant date and the executive's age and years of service at termination, in accordance with the then existing regulations of the Company's Long-Term Incentive Compensation Plan;

         - If the individual is eligible for retirement, any benefits payable under the terms of any qualified or non-qualified Company pension plan(s) then in effect;

         - Any other miscellaneous post-termination benefits (e.g., continuation of medical and dental coverage) generally available to a larger class of employees or to employees generally.

3. The determination of the amount of any lump sum cash payment would be made by the Management Development & Compensation Committee. If the senior executive being terminated is also a member of the Board of Directors, the determination of the amount of the lump sum payment, if any, would be made by the independent directors, based on the recommendation of the Management Development & Compensation Committee.

4. The determination of the value of non-cash items, as well as the present value of any cash or non-cash benefits payable over a period of time, shall be made by the Committee or by the Board in its sole discretion using commonly accepted valuation techniques and principles.

5. In the event the present cash value of any negotiated severance agreement with a senior executive were to exceed the limitations set forth above, the Board of Directors shall seek shareholder approval or ratification of that agreement at the next annual meeting or any special meeting of shareholders, whichever occurs first.

6. The term "severance agreement" does not include an agreement for future services to be rendered to the Company (e.g., consulting agreements), or an agreement to refrain from certain conduct (e.g., covenants not to compete, covenants not to solicit, etc.).

7. This Severance Policy can only be amended, modified or rescinded by action of the Board of Directors, which may do so at any time in its sole discretion.